Exhibit 99.1

HUYA Inc. Reports Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

GUANGZHOU, China, March 22, 2022 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Fourth Quarter 2021 Highlights

•	Total net revenues for the fourth quarter of 2021 were RMB2,808.7 million (US$440.8 million), compared with RMB2,990.3 million for the same period of 2020.

•

Net loss attributable to HUYA Inc. was RMB312.7 million (US$49.1 million) for the fourth quarter of 2021, compared with a net income attributable to HUYA Inc. of RMB253.2 million for the same period of 2020.

•

Non-GAAP net loss attributable to HUYA Inc.[1] was RMB241.7 million (US$37.9 million) for the fourth quarter of 2021, compared with a non-GAAP net income attributable to HUYA Inc. of RMB305.9 million for the same period of 2020.

•	Average mobile MAUs[2] of Huya Live in the fourth quarter of 2021 increased by 7.4% to 85.4 million from 79.5 million in the same period of 2020.

•	Total number of paying users[3] of Huya Live in the fourth quarter of 2021 was 5.6 million, compared with 6.0 million in the same period of 2020.

Fiscal Year 2021 Highlights

•	Total net revenues in fiscal year 2021 were RMB11,351.4 million (US$1,781.3 million), an increase of 4.0% from RMB10,914.4 million in the prior year.

•	Net income attributable to HUYA Inc. in fiscal year 2021 was RMB583.5 million (US$91.6 million), compared with RMB884.2 million in 2020.

•	Non-GAAP net income attributable to HUYA Inc. in fiscal year 2021 was RMB454.4 million (US$71.3 million), compared with RMB1,261.5 million in 2020.

“Amid the macro headwinds of the subsiding pandemic effects and evolving market landscape, we sustained healthy user growth in the fourth quarter and closed 2021 with an increase in revenues for the full year. Specifically, Huya Live’s mobile MAUs grew by 7.4% year-over-year and reached 85.4 million in the fourth quarter, mainly driven by e-sports events and new game launches during the period,” said Mr. Rongjie Dong, Chief Executive Officer of Huya. “Throughout the year, our primary focus remained on increasing investments in quality content and content creators, advancing our technology and enhancing our products. By propelling these initiatives forward, we received positive feedback from our broadcasters and users, further solidifying our market leadership and strengthening our path to sustainable business development. Moving into 2022, we will continue to provide more meaningful content and experience to users as we grow our user community and enhance Huya’s value proposition in the massive game and e-sports market.”

[1]

“Non-GAAP net (loss) income attributable to HUYA Inc.” is defined as net (loss) income attributable to HUYA Inc. before (i) share-based compensation expenses, (ii) gains on fair value change of investments and equity investee’s investments; and gain arising from partial disposal of an investment owned by an equity investee, net of income taxes, and (iii) gain arising from disposal of an equity investment. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Refers to average monthly active users on mobile apps. Average mobile MAUs for any period is calculated by dividing (i) the sum of active users on the mobile apps for each month during such relevant period, by (ii) the number of months during such relevant period.

[3]	Refers to the sum of user accounts that purchased various products and services on our platform at least once during such relevant period.

Ms. Ashley Xin Wu, Vice President of Finance of Huya, commented, “Despite volatility in the operating environment, we reported full-year total net revenues of RMB11.4 billion and our non-GAAP net income reached RMB454.4 million for 2021. Our revenue growth slowed in the fourth quarter, primarily due to a soft macro environment. At the same time, we sustained our strategic efforts in content investment and e-sports to expand our offering and drive continued user growth, which caused higher costs and lower margins for the fourth quarter. Nevertheless, we remain optimistic about our future business outlook with solid financial fundamentals and operational capabilities. Embracing the challenges and opportunities ahead of us, we are committed to growing our user base, enhancing operational efficiency and exploring business diversification to deliver long-term value to all of our stakeholders.”

Fourth Quarter 2021 Financial Results

Total net revenues for the fourth quarter of 2021 were RMB2,808.7 million (US$440.8 million), compared with RMB2,990.3 million for the same period of 2020.

Live streaming revenues were RMB2,612.9 million (US$410.0 million) for the fourth quarter of 2021, compared with RMB2,814.9 million for the same period of 2020, primarily due to decreased number of paying users and average spending per paying user on Huya Live, as the recent macro environment adversely affected the paying users’ sentiment.

Advertising and other revenues increased by 11.6% to RMB195.8 million (US$30.7 million) for the fourth quarter of 2021 from RMB175.5 million for the same period of 2020, primarily driven by revenues from content licensing.

Cost of revenues increased by 17.3% to RMB2,807.7 million (US$440.6 million) for the fourth quarter of 2021 from RMB2,392.7 million for the same period of 2020, primarily due to the increase in revenue sharing fees and content costs, as well as bandwidth costs.

Revenue sharing fees and content costs increased by 20.5% to RMB2,463.1 million (US$386.5 million) for the fourth quarter of 2021 from RMB2,044.6 million for the same period of 2020, primarily due to the increase in spending on e-sports content, which was mainly related to the higher content cost booked for a large e-sports event occurred in the fourth quarter of 2021, and the increase in revenue sharing fees in relation to certain broadcaster incentive programs.

Bandwidth costs increased by 9.6% to RMB182.7 million (US$28.7 million) for the fourth quarter of 2021 from RMB166.7 million for the same period of 2020, primarily due to an increase in bandwidth usage as a result of the Company’s higher concurrent user base during large e-sports events in the fourth quarter of 2021.

Gross profit was RMB1.1 million (US$0.2 million) for the fourth quarter of 2021, compared with RMB597.7 million for the same period of 2020, primarily due to lower revenues and increased cost of revenues primarily driven by higher revenue sharing fees and content costs and bandwidth costs. Gross margin was approximately zero for the fourth quarter of 2021, compared with 20.0% for the same period of 2020.

Research and development expenses decreased by 4.6% to RMB205.7 million (US$32.3 million) for the fourth quarter of 2021 from RMB215.7 million for the same period of 2020, primarily due to decreased personnel-related expenses.

Sales and marketing expenses increased by 13.1% to RMB218.5 million (US$34.3 million) for the fourth quarter of 2021 from RMB193.1 million for the same period of 2020, primarily due to increased marketing expenses to promote the Company’s content, products, services and brand name, particularly including promotional activities for e-sports events, partially offset by decreased personnel-related expenses.

General and administrative expenses decreased by 5.8% to RMB90.5 million (US$14.2 million) for the fourth quarter of 2021 from RMB96.1 million for the same period of 2020, primarily due to decreased professional service fees.

Other income was RMB56.3 million (US$8.8 million) for the fourth quarter of 2021, compared with RMB94.5 million for the same period of 2020, primarily attributable to lower tax refunds and government subsidies.

Operating loss was RMB457.3 million (US$71.8 million) for the fourth quarter of 2021, compared with an operating income of RMB187.4 million for the same period of 2020.

Interest and short-term investments income were RMB61.6 million (US$9.7 million) for the fourth quarter of 2021, compared with RMB74.0 million for the same period of 2020, primarily due to decreased interest rates.

Income tax benefits were RMB83.1 million (US$13.0 million) for the fourth quarter of 2021, compared with income tax expenses of RMB37.3 million for the same period of 2020. The income tax benefits resulted primarily from the net loss incurred in the fourth quarter of 2021.

Net loss attributable to HUYA Inc. was RMB312.7 million (US$49.1 million) for the fourth quarter of 2021, compared with a net income attributable to HUYA Inc. of RMB253.2 million for the same period of 2020.

Non-GAAP net loss attributable to HUYA Inc., which excludes share-based compensation expenses, was RMB241.7 million (US$37.9 million) for the fourth quarter of 2021, compared with a non-GAAP net income attributable to HUYA Inc. of RMB305.9 million for the same period of 2020, which excludes share-based compensation expenses, gains on fair value change of investments and equity investee’s investments, and gain arising from partial disposal of an investment owned by an equity investee, net of income taxes.

Diluted net loss per American depositary share (“ADS”) was RMB1.31 (US$0.21) for the fourth quarter of 2021, compared with diluted net income per ADS of RMB1.05 for the same period of 2020. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP diluted net loss per ADS was RMB1.01 (US$0.16) for the fourth quarter of 2021, compared with non-GAAP diluted net income per ADS of RMB1.27 for the same period of 2020.

As of December 31, 2021, the Company had cash and cash equivalents, short-term deposits and short-term investments of RMB10,959.1 million (US$1,719.7 million), compared with RMB11,119.6 million as of September 30, 2021.

Fiscal Year 2021 Financial Results

Total net revenues in fiscal year 2021 increased by 4.0% to RMB11,351.4 million (US$1,781.3 million), from RMB10,914.4 million in the prior year.

Live streaming revenues were RMB10,186.2 million (US$1,598.4 million) in fiscal year 2021, compared with RMB10,311.6 million in the prior year, primarily due to decreased number of average quarterly paying users of Huya Live, partially offset by the increase in the overseas live streaming revenues.

Advertising and other revenues increased by 93.3% to RMB1,165.2 million (US$182.9 million) in fiscal year 2021 from RMB602.8 million in the prior year, primarily driven by revenues from content licensing.

Cost of revenues increased by 12.8% to RMB9,751.2 million (US$1,530.2 million) in fiscal year 2021 from RMB8,646.3 million in the prior year, primarily attributable to the increase in revenue sharing fees and content costs, partially offset by the decrease in bandwidth costs.

Revenue sharing fees and content costs increased by 18.2% to RMB8,374.6 million (US$1,314.2 million) in fiscal year 2021 from RMB7,086.8 million in the prior year, primarily due to the increase in spending on e-sports and self-produced content, as well as on content creators, and the increase in revenue sharing fees in relation to certain broadcaster incentive programs.

Bandwidth costs decreased by 18.8% to RMB713.7 million (US$112.0 million) in fiscal year 2021 from RMB879.2 million in the prior year, primarily due to improved management in bandwidth costs and continuous technology enhancement efforts.

Gross profit decreased by 29.4% to RMB1,600.3 million (US$251.1 million) in fiscal year 2021 from RMB2,268.1 million in the prior year, primarily due to increased cost of revenues driven by higher revenue sharing fees and content costs. Gross margin was 14.1% in fiscal year 2021, compared with 20.8% in fiscal year 2020.

Research and development expenses increased by 11.5% to RMB818.9 million (US$128.5 million) in fiscal year 2021 from RMB734.3 million in the prior year, primarily due to increased personnel-related expenses.

Sales and marketing expenses increased by 36.1% to RMB759.5 million (US$119.2 million) in fiscal year 2021 from RMB558.0 million in the prior year, primarily due to the increased marketing expenses to promote the Company’s content, products, services and brand name.

General and administrative expenses decreased by 26.6% to RMB326.8 million (US$51.3 million) in fiscal year 2021 from RMB445.0 million in the prior year, primarily due to decreased share-based compensation expenses.

Other income was RMB274.7 million (US$43.1 million) in fiscal year 2021, compared with RMB194.2 million in the prior year, primarily attributable to higher tax refunds and government subsidies.

Operating loss was RMB30.2 million (US$4.7 million) in fiscal year 2021, compared with an operating income of RMB725.0 million in the prior year.

Interest and short-term investments income were RMB247.0 million (US$38.8 million) in fiscal year 2021, compared with RMB313.4 million in the prior year, primarily due to decreased interest rates.

Income tax expenses decreased by 68.8% to RMB55.2 million (US$8.7 million) in fiscal year 2021 from RMB176.8 million in the prior year, primarily due to lower taxable income in fiscal year 2021.

Share of income in equity method investments, net of income taxes was RMB379.2 million (US$59.5 million) in fiscal year 2021, compared with RMB28.4 million in the prior year, primarily due to the investment gain related to a disposal of equity investment in the third quarter of 2021, as disclosed in a Form 6-K filed on July 6, 2021.

Net income attributable to HUYA Inc. was RMB583.5 million (US$91.6 million) in fiscal year 2021, compared with RMB884.2 million in the prior year.

Non-GAAP net income attributable to HUYA Inc., which excludes share-based compensation expenses, gains on fair value change of investments and equity investee’s investments, gain arising from partial disposal of an investment owned by an investee, net of income taxes, and gain arising from disposal of an equity investment, was RMB454.4 million (US$71.3 million) in fiscal year 2021, compared with RMB1,261.5 million in the prior year, which excludes share-based compensation expenses, gains on fair value change of investments and equity investee’s investments, and gain arising from partial disposal of an investment owned by an equity investee, net of income taxes.

Diluted net income per ADS was RMB2.41 (US$0.38) in fiscal year 2021, compared with RMB3.71 in the prior year.

Non-GAAP diluted net income per ADS was RMB1.88 (US$0.29) in fiscal year 2021, compared with RMB5.29 in the prior year.

Net cash provided by operating activities was RMB327.5 million (US$51.4 million) for fiscal year 2021.

Conference Call

The Company’s management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on March 22, 2022 (7:00 p.m. Beijing/Hong Kong time on March 22, 2022).

For participants who wish to join the call, please complete online registration using the link provided below 20 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, Direct Event passcode, a unique registrant ID and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: http://apac.directeventreg.com/registration/event/5387135

After registration is complete, please dial-in 10 minutes before the scheduled start time of the earnings call and enter the Direct Event passcode and registrant ID as instructed to connect to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.huya.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until March 29, 2022, by dialing the following telephone numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong, China:	+852-3051-2780
Replay Access Code:	5387135

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating income (loss), non-GAAP net income (loss) attributable to HUYA Inc., non-GAAP net income (loss) attributable to ordinary shareholders, and non-GAAP basic and diluted net income (loss) per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses, gains on fair value change of investments and equity investee’s investments, gain arising from partial disposal of an investment owned by an investee, net of income taxes, and gain arising from disposal of an equity investment. Non-GAAP net income (loss) attributable to HUYA Inc. is net income (loss) attributable to HUYA Inc. excluding share-based compensation expenses, gains on fair value change of investments and equity investee’s investments, gain arising from partial disposal of an investment owned by an investee, net of income taxes, and gain arising from disposal of an equity investment. Non-GAAP net income (loss) attributable to ordinary shareholders is net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses, gains on fair value change of investments and equity investee’s investments, gain arising from partial disposal of an investment owned by an investee, net of income taxes, and gain arising from disposal of an equity investment. Non-GAAP basic and diluted net income (loss) per ADS is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income (loss) per ADS. The Company believes that separate analysis and exclusion of the impact of (i) share-based compensation expenses, (ii) gains on fair value change of investments and equity investee’s investments; and gain arising from partial disposal of an investment owned by an equity investee, net of income taxes, and (iii) gain arising from disposal of an equity investment add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, and (ii) gains on fair value change of investments and equity investee’s investments; and gain arising from partial disposal of an investment owned by an equity investee, net of income taxes, which all may recur when there is observable price change in the future, and (iii) gain arising from disposal of an equity investment. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Reconciliations of GAAP and Non-GAAP Results” at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, the noon buying rate in effect on December 30, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to in this announcement could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; Huya’s efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Huya’s business operations and the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	3,293,573	1,790,784	281,013
Restricted cash	164,889	55,670	8,736
Short-term deposits	5,974,790	8,351,945	1,310,602
Short-term investments	1,206,539	816,331	128,100
Accounts receivable, net	71,237	88,034	13,814
Amounts due from related parties, net	64,802	148,560	23,312
Prepayments and other current assets, net	495,108	664,945	104,344

Total current assets	11,270,938	11,916,269	1,869,921

Non-current assets
Deferred tax assets	48,313	20,245	3,177
Investments	467,206	608,617	95,505
Property and equipment, net	94,555	79,611	12,493
Intangible assets, net	62,796	83,942	13,172
Right-of-use assets, net	87,418	395,371	62,042
Prepayments and other non-current assets	379,461	150,887	23,677

Total non-current assets	1,139,749	1,338,673	210,066

Total assets	12,410,687	13,254,942	2,079,987

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	10,083	12,579	1,974
Advances from customers and deferred revenue	485,878	459,509	72,107
Income taxes payable	56,861	5,944	933
Accrued liabilities and other current liabilities	1,707,289	1,845,452	289,588
Amounts due to related parties	95,457	216,128	33,915
Lease liabilities due within one year	29,227	36,473	5,723

Total current liabilities	2,384,795	2,576,085	404,240

Non-current liabilities
Lease liabilities	57,620	45,084	7,075
Deferred tax liabilities	13,350	4,597	721
Deferred revenue	178,144	118,975	18,670

Total non-current liabilities	249,114	168,656	26,466

Total liabilities	2,633,909	2,744,741	430,706

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2020 and 2021, respectively; 83,490,841 and 86,993,764 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	55	58	9
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2020 and 2021, respectively; 152,357,321 and 151,076,517 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	100	99	16
Additional paid-in capital	11,465,575	11,764,059	1,846,038
Statutory reserves	122,429	122,429	19,212
Accumulated deficit	(1,883,643)	(1,300,144)	(204,021)
Accumulated other comprehensive income (loss)	72,262	(76,300)	(11,973)

Total shareholders’ equity	9,776,778	10,510,201	1,649,281

Total liabilities and shareholders’ equity	12,410,687	13,254,942	2,079,987

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming	2,814,869	2,601,854	2,612,897	410,021	10,311,624	10,186,204	1,598,438
Advertising and others	175,473	373,692	195,844	30,732	602,750	1,165,242	182,852

Total net revenues	2,990,342	2,975,546	2,808,741	440,753	10,914,374	11,351,446	1,781,290

Cost of revenues(1)	(2,392,681)	(2,471,536)	(2,807,672)	(440,585)	(8,646,308)	(9,751,160)	(1,530,170)

Gross profit	597,661	504,010	1,069	168	2,268,066	1,600,286	251,120

Operating expenses(1)
Research and development expenses	(215,664)	(206,203)	(205,709)	(32,280)	(734,261)	(818,882)	(128,500)
Sales and marketing expenses	(193,110)	(229,404)	(218,473)	(34,283)	(558,012)	(759,507)	(119,183)
General and administrative expenses	(96,053)	(80,073)	(90,478)	(14,198)	(445,006)	(326,772)	(51,278)

Total operating expenses	(504,827)	(515,680)	(514,660)	(80,761)	(1,737,279)	(1,905,161)	(298,961)

Other income, net	94,519	94,804	56,289	8,833	194,169	274,704	43,107

Operating income (loss)	187,353	83,134	(457,302)	(71,760)	724,956	(30,171)	(4,734)

Interest and short-term investments income	73,993	62,561	61,589	9,665	313,366	247,009	38,761
Gain on fair value change of investments	—	40,568	—	—	2,160	44,161	6,930
Other non-operating expenses	—	—	—	—	(10,010)	—	—
Foreign currency exchange (losses) gains, net	(221)	(31)	89	14	2,056	(1,480)	(232)

Income (loss) before income tax (expenses) benefits	261,125	186,232	(395,624)	(62,081)	1,032,528	259,519	40,725

Income tax (expenses) benefits	(37,285)	(40,577)	83,051	13,033	(176,784)	(55,227)	(8,666)

Income (loss) before share of income (loss) in equity method investments, net of income taxes	223,840	145,655	(312,573)	(49,048)	855,744	204,292	32,059

Share of income (loss) in equity method investments, net of income taxes	29,321	378,724	(96)	(15)	28,414	379,207	59,506

Net income (loss) attributable to HUYA Inc.	253,161	524,379	(312,669)	(49,063)	884,158	583,499	91,565

Net income (loss) attributable to ordinary shareholders	253,161	524,379	(312,669)	(49,063)	884,158	583,499	91,565

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income (loss) per ADS*
—Basic	1.07	2.20	(1.31)	(0.21)	3.89	2.45	0.38
—Diluted	1.05	2.17	(1.31)	(0.21)	3.71	2.41	0.38
Net income (loss) per ordinary share
—Basic	1.07	2.20	(1.31)	(0.21)	3.89	2.45	0.38
—Diluted	1.05	2.17	(1.31)	(0.21)	3.71	2.41	0.38
Weighted average number of ADS used in calculating net income (loss) per ADS
—Basic	236,099,598	238,814,217	239,233,239	239,233,239	227,081,238	238,198,117	238,198,117
—Diluted	240,985,724	241,449,111	239,233,239	239,233,239	238,631,613	241,790,445	241,790,445

*	Each ADS represents one Class A ordinary share.
(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Twelve Months Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	17,003	11,883	15,156	2,378	64,942	56,629	8,886
Research and development expenses	36,653	34,720	31,629	4,963	150,723	135,316	21,234
Sales and marketing expenses	2,050	2,512	2,245	352	9,879	8,318	1,305
General and administrative expenses	26,281	21,714	21,968	3,447	182,664	89,442	14,035

HUYA INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	597,661	504,010	1,069	168	2,268,066	1,600,286	251,120
Share-based compensation expenses allocated in cost of revenues	17,003	11,883	15,156	2,378	64,942	56,629	8,886

Non-GAAP gross profit	614,664	515,893	16,225	2,546	2,333,008	1,656,915	260,006

Operating income (loss)	187,353	83,134	(457,302)	(71,760)	724,956	(30,171)	(4,734)
Share-based compensation expenses	81,987	70,829	70,998	11,140	408,208	289,705	45,460

Non-GAAP operating income (loss)	269,340	153,963	(386,304)	(60,620)	1,133,164	259,534	40,726

Net income (loss) attributable to HUYA Inc.	253,161	524,379	(312,669)	(49,063)	884,158	583,499	91,565
Gains on fair value change of investments and equity investee’s investments; and gain arising from partial disposal of an investment owned by an equity investee, net of income taxes	(29,231)	(36,511)	—	—	(30,851)	(40,130)	(6,297)
Gain arising from disposal of an equity investment	—	(378,679)	—	—	—	(378,679)	(59,423)
Share-based compensation expenses	81,987	70,829	70,998	11,140	408,208	289,705	45,460

Non-GAAP net income (loss) attributable to HUYA Inc.	305,917	180,018	(241,671)	(37,923)	1,261,515	454,395	71,305

Net income (loss) attributable to ordinary shareholders	253,161	524,379	(312,669)	(49,063)	884,158	583,499	91,565
Gains on fair value change of investments and equity investee’s investments; and gain arising from partial disposal of an investment owned by an equity investee, net of income taxes	(29,231)	(36,511)	—	—	(30,851)	(40,130)	(6,297)
Gain arising from disposal of an equity investment	—	(378,679)	—	—	—	(378,679)	(59,423)
Share-based compensation expenses	81,987	70,829	70,998	11,140	408,208	289,705	45,460

Non-GAAP net income (loss) attributable to ordinary shareholders	305,917	180,018	(241,671)	(37,923)	1,261,515	454,395	71,305

Non-GAAP net income (loss) per ordinary share
—Basic	1.30	0.75	(1.01)	(0.16)	5.56	1.91	0.30
—Diluted	1.27	0.75	(1.01)	(0.16)	5.29	1.88	0.29
Non-GAAP net income (loss) per ADS
—Basic	1.30	0.75	(1.01)	(0.16)	5.56	1.91	0.30
—Diluted	1.27	0.75	(1.01)	(0.16)	5.29	1.88	0.29
Weighted average number of ADS used in calculating Non-GAAP net income (loss) per ADS
—Basic	236,099,598	238,814,217	239,233,239	239,233,239	227,081,238	238,198,117	238,198,117
—Diluted	240,985,724	241,449,111	239,233,239	239,233,239	238,631,613	241,790,445	241,790,445